FORM 6-K/A

Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September, 2005

Commission File Number 000-21756

CHC Helicopter Corporation

(Translation of registrant’s name into English)

4740 Agar Drive
Richmond, British Columbia
Canada
V7B 1A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Information Circular and Notice of Annual Meeting of Shareholders to be held on September 22, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
Date: September 2, 2005	By:	/s/ Jo Mark Zurel
Jo Mark Zurel - Senior Vice-President and
Chief Financial Officer

CHC HELICOPTER CORPORATION
INFORMATION CIRCULAR
AND
NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
to be held on
September 22, 2005
Vancouver, British Columbia

Table Of Contents

Notice Of Annual Meeting Of Shareholders	2
Management Information Circular	3
Appointment And Solicitation Of Proxies	3
Revocation Of Proxies	3
Voting Instructions	3
Registered Shareholders	3
Non-Registered Shareholders	4
Electronic Access To Proxy-Related Materials And Annual And Quarterly Reports	6
The Corporation	6
Voting Shares And Principal Holders	7
Take-Over Bid Protection	7
Constrained Share Provisions	8
Share Ownership	9
Matters To Be Acted Upon By The Shareholders At The Meeting	10
Board Of Directors — Nominees	11
Directors’ Meetings	14
Report Of The Corporate Governance And Nominating Committee	15
Report Of The Audit Committee	16
Report On Executive Compensation	16
Composition Of The Corporate Governance and Nominating Committee	16
The Corporation’s Compensation Policy	17
Annual Incentives	17
Stock Option Plan	19
Pension Plans	19
Compensation Of Directors	19
Minimum Share Ownership	20
Performance Graph	21
Compensation Table	22
Employee Share Option Plan	24
Executive Retiring Plan And Retiring Allowance	25
Indebtedness Of Directors And Officers	26
Executive Share Purchase Loan Program	28
The Ordinary Share Loan	28
Indebtedness Of Directors, Executive Officers And Senior Officers Other Than Under Securities Purchase Programs	29
Fees Paid To Ernst & Young LLP	29
Directors And Officers Insurance	30
Interest Of Management And Others In Material Transactions	30
Communications And Disclosure Policies	30
Receipt Of Shareholder Proposals For Next Annual Meeting	31
Directors’ Approval	31

A — Statement of Corporate Governance Practices

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
September 22, 2005
The annual meeting (the “Meeting”) of shareholders of CHC HELICOPTER CORPORATION (the “Corporation” or “CHC”) will be held on Thursday, the 22nd day of September, 2005 at the Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia at 3:00 p.m. (Vancouver time) for the following purposes:
Item 1:	To receive the consolidated financial statements of the Corporation for the year ended April 30, 2005 and the auditors’ report thereon;

Item 2:	To elect directors of the Corporation;

Item 3:	To reappoint Ernst & Young, LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

Item 4:	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.
DATED at Richmond, British Columbia, August 2, 2005.
BY ORDER OF THE BOARD

Martin Lockyer
Vice-President, Legal Services & Corporate Secretary
Reference should be made to the accompanying Management Information Circular for details of the above matters. If you are unable to be present personally at the Meeting you are requested to complete and sign the enclosed form(s) of proxy and deliver it or return it by mail in the enclosed envelope, or by following the instructions for voting over the internet in the accompanying Management Information Circular. See “Voting Instructions”. A vote by proxy will be counted if it is completed properly and received by CHC’s transfer agent not later than 6:00 p.m. (Toronto time) on September 20, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
The transfer agent’s address is: Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5.
Enclosed are the form of proxy and a certification with respect to ownership. Please complete the form of proxy and the attached certification.
In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (fax: 416-368-2502; telephone: 800-387-0825).

MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) is furnished in connection with the solicitation by management of CHC Helicopter Corporation (the “Corporation” or “CHC”) of proxies to be used at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of annual meeting of shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at August 2, 2005. It is expected that the solicitation will be primarily by mail, but proxies may be solicited by telephone, email, facsimile or in person by officers and employees of the Corporation. Officers and employees will not receive any additional compensation for such activity. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from shareholders of the Corporation. The cost of the solicitation will be borne directly by the Corporation.
APPOINTMENT AND SOLICITATION OF PROXIES
The forms of proxy accompanying this Circular are solicited on behalf of the management of the Corporation. Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy, or may use another appropriate form of proxy.
REVOCATION OF PROXIES
A shareholder executing a proxy has the power to revoke it:
(a)	by depositing an instrument in writing executed by such shareholder or such shareholder’s attorney authorized in writing:
(i)	at the executive office of the Corporation, CHC Helicopter Corporation, 4740 Agar Drive, Richmond, British Columbia, V7B 1A3, Attention: The Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, or

(ii)	with the Chairman of the Meeting on the day of the Meeting or any adjournments thereof, or
(b)	in any other manner permitted by law.
VOTING INSTRUCTIONS
Registered Shareholders
If you are a registered shareholder, there are two methods by which you can vote your shares at the Meeting: in person at the Meeting, or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the Circular; rather, attend the Meeting where your vote will be taken and counted. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with your instructions as indicated in the form of proxy, on any ballot that may be called for, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

As a registered shareholder, you may vote by proxy by one of the following three methods: (i) use of paper form of proxy to be returned by mail or delivery; (ii) use of the internet voting procedure; or (iii) facsimile (in the event of a postal disruption). The methods for using each of these procedures are described below:
The paper form of proxy is the only voting option by which a shareholder may appoint a person as proxy other than management nominees named on the form of proxy.
Voting by Mail. You may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided. The form of proxy must be received by CIBC Mellon Trust Company, the Corporation’s transfer agent, no later than 6:00 p.m. (Toronto time) on September 20, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting. The transfer agent’s address is: Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5.
Internet Voting. You may vote over the internet by accessing the following websites:
Class A Subordinate Voting Shares – www.eproxyvoting.com/chcclassa
Class B Multiple Voting Shares – www.eproxyvoting.com/chcclassb
In order to submit a proxy via the internet, you will be asked to enter the 13 digit control number which is provided on the enclosed form of proxy or Voting Information Form (“VIF”). Please see your form of proxy for additional information on internet voting. Your voting instructions will then be conveyed electronically over the internet. Registered shareholders and NOBOs (as defined below) may vote (and revoke a previous vote) over the internet at any time before 6:00 p.m. (Toronto time) on September 20, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
Voting by Facsimile. In the case of postal disruptions, you may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to CIBC Mellon Trust Company at 416-368-2502. The form of proxy must be received no later than 6:00 p.m. (Toronto time) on September 20, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
A proxy must be in writing and must be executed by you as registered shareholder or by your attorney authorized in writing or, if the registered shareholder is a corporation or other legal entity, by an authorized officer or attorney.
The enclosed proxy confers discretionary authority with respect to any amendments or variations to matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting or any adjournments thereof. As of the date of the Circular, management is not aware of any amendments or variations to any matters referred to in the Notice of Meeting or any other matters which may properly come before the Meeting or any adjournment thereof.
Non-registered Shareholders
Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

If you are a non-registered shareholder who has not objected to your intermediary disclosing certain ownership information about yourself to the Corporation, you are referred to herein as a “NOBO”. If you are a non-registered shareholder who has objected to your intermediary disclosing the ownership information about yourself to the Corporation, you are referred to herein as an “OBO”.
In accordance with the requirements of National Instrument 54-101, the Corporation is sending the Notice of Meeting, the Circular, either the VIF or the form of proxy, as applicable, and the Corporation’s 2005 Annual Report, which includes the audited financial statements and management’s discussion and analysis (collectively, the “Meeting Materials”) directly to the NOBOs and, indirectly, through intermediaries to the OBOs.
Meeting Materials Received by OBOs from Intermediaries
The Corporation has distributed copies of the Meeting Materials to intermediaries for distribution to OBOs. Intermediaries are required to deliver these materials to all OBOs of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to OBOs.
OBOs who receive Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.
Usually, an OBO will be given a voting instruction form which must be completed and signed by the OBO in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow the completion of the voting instruction form through the Internet).
Occasionally, however, an OBO may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the OBOs but is otherwise not completed. This form of proxy does not need to be signed by the OBO. In this case, the proxy needs to be completed by the OBO and voted by mail or facsimile only, as described above with respect to registered holders.
The purpose of these procedures is to allow on OBO to direct the voting of the shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, OBOs who received Meeting Materials from their intermediary should carefully follow the instructions provided by their intermediary.
Meeting Materials Received by NOBOs from the Corporation
As permitted under National Instrument 54-101, the Corporation has used a NOBO list to send the Meeting Materials directly to the NOBOs whose names appear on that list. If you are a NOBO and the Corporation’s transfer agent, CIBC Mellon Trust Company, has sent the Meeting Materials directly to you, your name and address and information about your holdings of shares of the Corporation, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) in the event you choose to use the VIF, executing your proper voting instructions. As a NOBO, you may vote by proxy by one of the following two methods: (i) use of the VIF or (ii) use of the internet voting procedure. The method for using the VIF is described below and the method for using the internet voting is described on page 4 of the Circular.
VIF. Please return your voting instructions as specified in the VIF of the “Request for Voting Instructions”, which is included with the Circular mailed to NOBOs.
The VIF is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, you are able to instruct the registered shareholder how to vote on your behalf. The VIF should be completed and returned in accordance with the specific instructions noted on the VIF.
The purpose of this procedure is to permit NOBOs to direct voting of the shares of the Corporation which they beneficially own. If a NOBO who receives a VIF wishes to attend the Meeting or have someone else attend the Meeting on his behalf, then the NOBO may request a legal proxy as set forth in the VIF, which will grant the NOBO or his nominee the right to attend and vote at the Meeting.
ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS
We are offering our shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the internet rather than receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions in your form of proxy. Please see your form of proxy for more information on electronic access to these materials. If you are an OBO refer to the information provided by the intermediary (such as a bank, trust company or broker) on how to receive these documents electronically. If you are a NOBO, please refer to the VIF on how to receive these documents electronically.
THE CORPORATION
CHC is the world’s largest global commercial helicopter operator. CHC through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. CHC’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. It also provides helicopter transportation for emergency medical and search and rescue services, and through its subsidiary, Heli-One, provides fleet leasing, management and logistics services and helicopter repair and overhaul services.
CHC provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment to, from and among offshore production platforms, drilling rigs and other facilities. In general, CHC targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. CHC is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. CHC is the largest operator in the North Sea, one of the world’s largest oil producing regions, and global operator servicing the oil and gas industry in South America, Africa, Australia, Asia and North-Eastern North America.
VOTING SHARES AND PRINCIPAL HOLDERS
Holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares of the Corporation, in each case of record at the close of business on August 1, 2005, are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held, and one vote for every ten Ordinary Shares held. No other class or series of shares currently carries voting rights in respect of the matters to be voted upon at the Meeting.
Take-Over Bid Protection
The holders of Class A Subordinate Voting Shares are provided with certain rights in the event that a take-over bid is made for the Class B Multiple Voting Shares. Such rights are summarized as follows:
(a)	The articles of incorporation of the Corporation, as amended (the “Articles”), provide that if an offer is made to purchase Class B Multiple Voting Shares such that, under the take-over bid provisions of applicable securities legislation or the requirements of a stock exchange on which the Class B Multiple Voting Shares are listed, the same offer must be made to all or substantially all holders of Class B Multiple Voting Shares who are in a province or territory of Canada to which the requirements apply, then the holders of Class A Subordinate Voting Shares will have the right to convert all or any of the Class A Subordinate Voting Shares held by them into an equal number of Class B Multiple Voting Shares. The election by a holder of Class A Subordinate Voting Shares to convert Class A Subordinate Voting Shares into Class B Multiple Voting Shares in these circumstances also constitutes an irrevocable election under the Articles to deposit such converted shares pursuant to the offer. Such converted shares would automatically be converted back into Class A Subordinate Voting Shares if not taken up under such offer or if withdrawn by the holder. The conversion right will not come into effect, however, if: (i) a concurrent offer is made to all holders of Class A Subordinate Voting Shares on identical terms in all material respects as the offer to the holders of Class B Multiple Voting Shares, or (ii) shareholders representing more than 50% of the then-outstanding Class B Multiple Voting Shares (exclusive of shares owned by the offeror immediately prior to the offer) deliver a certificate or certificates to the Corporation’s transfer agent and to the Secretary of the Corporation (A) prior to the time the offer is made, confirming, among other things, that they do not intend to tender any shares in acceptance of any such offer, and/or (B) within seven days after the offer for the Class B Multiple Voting Shares is made, confirming, among other things, that they do not intend to tender any shares in acceptance of the offer.

(b)	The Articles also incorporate the terms of an agreement dated as of August 9, 1991 (the “Coattail Agreement”), as amended, entered into among the Corporation, CIBC Mellon Trust Company (formerly National Trust Company) (the “Trustee”), Craig L. Dobbin and Discovery Helicopters Inc. (“Discovery”), a holding company all of the shares of which are owned by Mr. Dobbin. Under the terms of the Coattail Agreement, if the beneficial owner of the Class B Multiple Voting Shares held by Discovery (the “Discovery Shares”) transfers any of the Discovery Shares to a purchaser who has not made an identical offer in all material respects for all of the Class A Subordinate Voting Shares and all other Class B Multiple Voting Shares outstanding and such purchaser is not otherwise a permitted transferee under the Coattail Agreement, then all of the then-outstanding Class A Subordinate Voting Shares shall, after notice is sent by the Trustee to the holders of the Class A Subordinate Voting Shares and the

Class B Multiple Voting Shares, automatically be converted into Class B Multiple Voting Shares. For the purposes of the Coattail Agreement, any transfer of the voting securities of Discovery (the “Dobbin Shares”) is deemed to be a transfer of the Discovery Shares. The Coattail Agreement does not restrict the ability of the beneficial holder of the Discovery Shares to convert any of the Discovery Shares into Class A Subordinate Voting Shares or, subject to compliance with applicable securities laws, subsequently transfer such Class A Subordinate Voting Shares to third parties.
The provisions of the Articles and the Coattail Agreement expressly permit certain transfers (each a “Permitted Transfer”) of the Discovery Shares and the Dobbin Shares that would not cause or permit the conversion of the Class A Subordinate Voting Shares into Class B Multiple Voting Shares. A transfer of the Discovery Shares or the Dobbin Shares would be a Permitted Transfer if it were to:
(a)	a corporation that is wholly-owned, directly or indirectly, by Craig L. Dobbin;

(b)	any member of the immediate family of Craig L. Dobbin, a corporation that is wholly-owned by any member of the immediate family of Craig L. Dobbin or a testamentary trust, the sole beneficiaries of which are members of the immediate family of Craig L. Dobbin (“immediate family” means, for the purposes of the Articles and the Coattail Agreement, a spouse, sibling, child or grandchild, whether related through birth, marriage or adoption);

(c)	the estate of Craig L. Dobbin;

(d)	a purchaser that:
(i)	has offered to purchase all, but not less than all, of the outstanding Class B Multiple Voting Shares;

(ii)	has made an offer to purchase all, but not less than all, of the outstanding Class A Subordinate Voting Shares that is identical in terms of price per share and in all other material respects to the offer for the Discovery Shares and that has no condition attached other than the right not to take up and pay for Class A Subordinate Voting Shares tendered if no Class B Multiple Voting Shares are purchased pursuant to the offer for the Discovery Shares; and

(iii)	has complied with the terms of the offer for both the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares; or
(e)	a transferee pursuant to the granting of a security interest by way of a pledge, hypothecation or otherwise, whether directly or indirectly, to any Canadian financial institution with which Discovery deals at arm’s length in connection with a bona fide borrowing.
While the provisions of the Articles and the Coattail Agreement referred to above are designed to provide the holders of Class A Subordinate Voting Shares with the right to participate in certain offers (subject to the foregoing exceptions), there may be circumstances in which effective control of the Corporation could be acquired by a third party without these provisions becoming operative by their terms.
Constrained Share Provisions
In recognition of foreign ownership restrictions imposed by the Canada Transportation Act (the “CT Act”), the Articles empower the directors of the Corporation to refuse to permit registration of any transfer of voting shares of the Corporation (including Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares) if such transfer would result in persons other than

Canadians (as defined in the CT Act) owning or controlling more than 25% of (a) the votes attached to all outstanding voting shares of the Corporation or (b) the number of outstanding voting shares of the Corporation.
In order to assist the Corporation in monitoring Canadian ownership for the purposes of the CT Act, all holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares are requested to complete the certification contained in the form of proxy and VIF accompanying this Circular. For the purposes of the proxy and VIF,
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity, that is incorporated or formed under the laws of Canada or a province that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;
(2)	canceling a decision allowing his or her claim for refugee protection; or
(3)	canceling a decision allowing his or her application for protection.
Share Ownership
As at August 2, 2005, there were 36,836,976 Class A Subordinate Voting Shares, 5,866,476 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares issued and outstanding. The Class A Subordinate Voting Shares represent 37.7% of the aggregate voting rights attached to the Corporation’s voting shares.
The following table sets forth information as at August 2, 2005 with respect to the Class A Subordinate Voting Shares, the Class B Multiple Voting Shares and the Ordinary Shares held by any persons known to the Corporation’s directors or officers to be a beneficial owner of, directly or indirectly, or to exercise control or direction over: (i) greater than 10% of any class of such shares; or (ii) a number of shares of any class or classes which collectively carry with them more than 10% of the votes attached to all of the outstanding shares of the Corporation:

		Percentage of all	Percentage
	Number of voting	outstanding	of votes attached
	shares owned,	shares of such	to all outstanding
Name of Shareholder	controlled or directed	class(1)	shares (1)

Discovery Helicopters Inc. (2)	2,513,230 Class A	6.8%	2.6%
	5,555,432 Class B	94.7%	56.9%
O.S. Holdings Inc. (3)	22,000,000	100%	2.3%
	Ordinary Shares

(1)	Excludes shares issuable on exercise of options granted under the Corporation’s Employee Share Option Plan and shares issuable upon conversion of a $5,000,000 convertible loan made to the Corporation by Discovery Helicopters Inc. in fiscal 2000, in connection with the acquisition of Helicopter Services Group ASA.

(2)	Discovery Helicopters Inc. is a holding company all of the voting shares of which are owned by Craig L. Dobbin, Executive Chairman of the Corporation. The shares owned by Discovery Helicopters Inc. collectively carry 59.5% of the votes attached to all of the outstanding shares of the Corporation.

(3)	O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin, Executive Chairman of the Corporation. Mr. Dobbin owns directly or indirectly shares of the Corporation that collectively carry 61.8% of the votes attached to all of the outstanding shares of the Corporation.
MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING
(AS ITEMIZED IN THE NOTICE OF MEETING)
ITEM 1:
Consolidated Financial Statements
The consolidated financial statements of the Corporation for the year ended April 30, 2005 and the report of the auditors on the consolidated financial statements will be submitted to the Meeting.
ITEM 2:
Election of Directors
The Board of Directors consists of a minimum of one member and a maximum of twelve members. The number of directors within such range is to be determined by the Board of Directors from time to time and is currently fixed at ten.
The persons named in the enclosed form of proxy intend to vote FOR the election of the ten nominees whose names are set forth on pages 11-13. It is not anticipated that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.
Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.
If you complete and return the attached form of proxy, your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the nominees listed on that form unless you specifically direct that your vote for those nominees be withheld.
ITEM 3:
Appointment of Auditors
Upon a recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the resolution reappointing Ernst & Young, LLP as auditors and authorizing the Board of Directors to fix their remuneration. Ernst & Young, LLP were first appointed as auditors of the Corporation on September 14, 1995.
In order to be effective, the resolution reappointing Ernst & Young, LLP as auditors and authorizing the Board of Directors to fix their remuneration must receive the affirmative vote of a majority of votes cast by those shareholders present in person or represented by proxy at the Meeting.

If you complete and return the attached form of proxy your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the reappointment of Ernst & Young, LLP as auditors unless you specifically direct that your vote be withheld.
ITEM 4:
Any Other Business
BOARD OF DIRECTORS — NOMINEES
The table and notes below set out the name of each person proposed to be nominated for election as a director, the age of the nominee, the period or periods during which the nominee has served as a director of the Corporation, the province/state and country of residence, the nominee’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each nominee or over which the nominee exercises control or direction. All of the nominees currently serve as directors of the Corporation.

Sylvain Allard, 47	Director since November, 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for six years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Corporation as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International.

Donald Carty,O.C., 59	Director since November, 2004. Resident of Texas, United States of America. Mr. Carty served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985-1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen’s University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. Mr. Carty was appointed as an officer of the Order of Canada in 2002. He is a director of Dell Inc., Sears Holdings Corporation, Placer Dome Inc., Hawaiian Holdings Inc. and Solutions Inc.

Craig L. Dobbin, O.C., 69	Director since 1987. Resident of British Columbia, Canada. Mr. Dobbin has served as Chairman of the Board since June 1987 and was Chief Executive Officer from June 1987 until December 1, 1994 and from April 30, 1998 to November 2004. He is currently Executive Chairman of the Corporation. Mr. Dobbin is the founder of the privately-held helicopter companies that formed the basis for the creation of CHC in 1987. Mr. Dobbin was appointed as an officer of the Order of Canada in 1992 and has been awarded Honorary Doctorate degrees from Saint Mary’s University, Memorial University of Newfoundland and the National University of Ireland. Mr. Dobbin is also a member of the Board of Directors of Newfoundland Capital Corporation Limited.

Craig C. Dobbin, 40	Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters, an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

George N. Gillett Jr., 67	Director since October, 2004. He is a resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of Swift & Company, the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and BC Natural Foods. He is also a director of Vail Banks Inc. and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 70	Director since 1999. Resident of Ireland. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the U.K. and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and since 1994 as Professor of Chemical Engineering at the University. He was a Fulbright Scholar to the University of Maryland, where he was visiting Professor in its School of Engineering. He was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Director of the Ireland Canada University Foundation.

Jack M. Mintz, B.A., M.A., Ph.D, 54	Director since 2004. Resident of Ontario, Canada. Since 1999 he has been the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He is also Deloitte & Touche Professor of Taxation at the Joseph L. Rotman School of Management and co-director of the International Tax Program, Institute of International Business, both at the University of Toronto. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and nonprofit organizations. He serves as a director of Brascan Corporation, Imperial Oil Limited, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council.

Sir Bob Reid, 71	Director since 2004. Resident of the United Kingdom. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London since 1999. He served as Chairman of Avis Europe from 2002 to 2004 and as a non-executive director for Sun Life Financial Services of Canada until 2004. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust and Siemens, plc.

Guylaine Saucier, C.M., F.C.A., 59	Director since 2005. Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. In 1989 she was appointed as a member of the Order of Canada. Ms. Saucier is currently a member of the board of directors of several Canadian corporations including Petro-Canada Inc. and the Bank of Montreal.

William W. Stinson, 71	Director since 2003. Resident of Ontario, Canada. He is President and Chairman of the Board of Trustees of Westshore Terminals Income Fund which operates a bulk terminal facility. He is also a director of Grant Forest Products and Fording Inc. From 2003 to 2005 he was Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He was a director of Sun Life Financial since 1985. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

					Class A
					Shares
	Director	Class A	Class B	Ordinary	Under	Share Appreciation Rights
Continuing Director	Since	Shares	Shares	Shares	Option	Vested	Unvested
Sylvain Allard	2004	278,468	—	—	443,932	—	—
Donald Carty	2004	20,000	—	—	—		110,000
Craig L. Dobbin, O.C.	1987	2,513,230 (1)	5,555,432 (1)	22,000,000 (2)	2,053,912	—	—
Craig C. Dobbin	1998	—	—	—	60,000	—	—
George N. Gillett Jr.	2004	—	—	—	—	36,666	73,334
Professor John J. Kelly, B.E., Ph.D.	1999	6,280	—	—	—	80,000	—
Jack M. Mintz, B.A., M.A., Ph.D	2004	200	—	—	—	36,666	73,334
Sir Bob Reid	2004	—	—	—	—	36,666	73,334
Guylaine Saucier, C.M. F.C.A	2005	—	—	—	—	—	110,000
William W. Stinson	2003	10,000	—	—	—	36,666	73,334

(1)	These shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by Craig L. Dobbin. See “Share Ownership”.

(2)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation. See ”Share Ownership”.
DIRECTORS’ MEETINGS
The Board and its committees met as follows during the year ended April 30, 2005:

	Regular	Telephone	Total
Board	4	1	5
Audit	5	3	8
Corporate Governance, Compensation and Nominating	2	0	2
Pension	1	0	1
Total	12	4	16

The following is the record of attendance for each director at Board and committee meetings for the year ending April 30, 2005. The overall attendance record at Board and committee meetings was 93%.

Name of Director	Board	Committee
Sylvain Allard	3 of 3	N/A
Donald Carty	2 of 2	1 of 1
Craig L. Dobbin, O.C.	5 of 5	N/A
Craig C. Dobbin	4 of 5	1 of 1
George N. Gillett Jr.	2 of 2	1 of 1
Professor John J. Kelly, B.E., Ph.D.	5 of 5	9 of 9
Jack M. Mintz, B.A., M.A., Ph.D.	4 of 5	7 of 8
Sir Bob Reid	4 of 5	8 of 9
Guylaine Saucier, C.M. F.C.A.(1)	N/A	N/A
William W. Stinson	5 of 5	10 of 10
Total	34 of 37	37 of 39
Overall Attendance	92%	95%

(1)	Mme Saucier was elected as a director on March 28, 2005. No board or committee meetings were held between that date and April 30, 2005.
Additional Disclosure Relating to Directors
To the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for Guylaine Saucier, a director of the Corporation, was a director of Nortel Networks Corporation, which was subject to a cease trade order dated May 31, 2004 issued by the Ontario Securities Commission (the “OSC”) as a result of Nortel Networks Corporation’s failure to file financial statements. The cease trade order was revoked by the OSC on June 21, 2005.
STANDING BOARD COMMITTEES
The Board has three standing committees, the Audit Committee, the Corporate Governance, Compensation and Nominating Committee and the Pension Committee. Each committee has a written mandate and reviews its mandate annually. Both the Audit Committee and the Corporate Governance, Compensation and Nominating Committee are entirely composed of independent and unrelated directors.
CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE
The Corporation recognizes the importance of adhering to superior corporate governance standards. The Corporation has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adopts a ‘‘best practices’’ approach in all of its corporate governance initiatives. The Corporate Governance, Compensation and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.
For the purposes of the Corporation’s NYSE listing, it is considered a “foreign private issuer” which means that the Corporation is not required to comply with most of the NYSE’s corporate governance listing standards. Under NYSE rules, the Corporation is required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE’s listing standards. The Corporation believes that there are no significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE listing standards except that the Corporation complies with the Toronto Stock Exchange (“TSX”) rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value. This disclosure can be accessed at www.chc.ca.
The Corporation’s statement of corporate governance practices is set out in Appendix A.

The current members of the Corporate Governance, Compensation and Nominating Committee are Sir Bob Reid (Chair), Mr. Stinson and Mr. Gillett.
AUDIT COMMITTEE
The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of “unrelated” and “independent” directors, meets quarterly to review the Corporation’s financial statements. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation’s external auditors relating to the Corporation’s accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the Corporation’s external auditors, who are elected annually by the Corporation’s shareholders. During the year ended April 30, 2005, the Audit Committee met eight times.
The current members of the Audit Committee are Dr. Mintz (Chair), Mr. Stinson, Mr. Carty and Mme. Saucier.
Additional details of the Audit Committee and its charter can be found in section 10.0 of the Corporation’s 2005 Annual Information Form dated July 27, 2005 which can be viewed at either www.chc.ca or www.sedar.com.
PENSION COMMITTEE
The Pension Committee has the responsibility to monitor and inform the Board concerning, the issues relating to the Corporation’s pension plans.
The current members of the Pension Committee are Prof. Kelly (Chair), Craig C. Dobbin and Mme. Saucier.
REPORT ON EXECUTIVE COMPENSATION
The Corporate Governance, Compensation and Nominating Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation’s executive officers, which, throughout this report, includes the Named Executive Officers (as defined on page 21 of the Circular), including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. Prior to 2004 these functions were performed by the Compensation Committee. The Corporate Governance, Compensation and Nominating Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.
Composition of the Corporate Governance, Compensation and Nominating Committee
None of the members of the Corporate Governance, Compensation and Nominating Committee is or has been, an officer or an employee of the Corporation or any of our subsidiaries. The Corporate Governance, Compensation and Nominating Committee generally meet twice annually to discuss compensation matters, and more often if necessary. The current members of the Committee are listed above on this page.
The Corporation’s Compensation Policy
The Corporation’s compensation philosophy for executives continues to follow three underlying principles:
(1)	to provide a compensation program that motivates executive officers to achieve their strategic goals;
(2)	to be competitive with other leading North American and global companies so as to attract and retain talented executives; and,
(3)	to align the interests of its executive officers with the long-term interests of the Corporation’s shareholders through stock-related programs.
The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2005 total base salary for the Named Executive Officers was $2,101,000 and compensation under the annual incentive bonus programs was $6,485,166, representing 309% of base salary (318% for the CEO). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year-to-year as compensation from the annual incentive bonus program can vary depending on performance of the Corporation.
The Corporation’s pay policy is to offer to its executive officers, subject to performance, total compensation at or above the 75th percentile of compensation paid by companies within a broad comparator group of publicly-traded Canadian and U.S. corporations of similar magnitude and scope, including, but not limited to, other oil and gas services and aerospace companies and to provide additional performance based compensation where expectations have been exceeded. The comparator group is reviewed periodically by the Corporation’s independent compensation consultant to ensure it remains relevant for use by the Corporation.
Base salaries of the CEO and the other Named Executive Officers of the Corporation are established between the median or average of salary levels of executive positions of similar magnitude, scope and complexity in comparable Canadian and U.S. companies, taking into account the individual executive’s responsibilities, experience, contribution and performance and are established in conjunction with independent compensation consultants.
The annual incentive bonus and long-term incentive programs of the Corporation are designed to reward individual performance and overall corporate performance and to align the economic interests of the officers and executives with those of the shareholders of the Corporation.
Annual Incentives
The annual bonus plan of the Corporation rewards the CEO and other Named Executive Officers for the achievement by the Corporation of financial performance goals and, in some cases, individual objectives. Performance goals are set at the beginning of each year based on pre-determined financial targets approved by the Board of Directors.
Operations
During Fiscal 2005, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors adopted a Short Term Incentive Plan (“STIP”) for senior management including the Named Executive Officers. The purpose of the STIP is to reward the plan participants based on the annual performance of the Corporation. Participants receive a bonus based upon the Corporation’s return on capital employed (“ROCE”) for the fiscal year as measured against a budgeted target, with target and maximum bonuses based upon a percentage of base salary. For the Named Executive Officers and other plan participants who are not part of divisional management, 90% of budgeted ROCE must be achieved for any bonus to be paid, while maximum bonus is payable when actual ROCE is equal to or greater than 110% of budgeted ROCE.
During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the “TSR Plan”) for the CEO, and the other Named Executive Officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders’ equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders; the TSR Plan bonus is equal to 10% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders’ equity. In respect of fiscal 2005, the total TSR Plan bonus was $3,324,000. The TSR Plan bonuses are allocated to the Named Executive Officers on the basis of a percentage based on seniority. The percentage of the total TSR Plan bonuses allocated to the Executive Chairman is 50%, the CEO is 30%and the CFO 20%.
The Corporation has discontinued its annual corporate economic value added bonus plan (the “CEVA Plan”) and the CEVA plan was not applicable for Fiscal 2005. There were no bonuses paid or payable to the Named Executive Officers under the CEVA Plan with respect to the 2005 fiscal year.
Long Term Incentive Plan
Upon recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors has adopted a Long Term Incentive Plan (“LTIP”) for senior management including the Named Executive Officers. The LTIP is designed to reward the plan participants based upon longer term performance of the corporation. Each participant is given a number of Performance Stock Units (“PSU’s”) calculated by dividing the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the grant date by the target percentage of his/her annual salary. The PSUs vest and are redeemed on the third anniversary of the grant date at a price equal to the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the date of vesting. The factor may range from 0 to 2 depending upon whether the target return on equity is exceeded or not met.
Corporate Development
The Corporate Governance, Compensation and Nominating Committee may deem certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation. In fiscal 2005 Corporate Development bonuses of $750,000 were payable to the Named Executive Officers in connection with certain targets being met in respect of the Schreiner Aviation Group. In fiscal 2004 Corporate Development bonuses of $250,000 were payable to the Named Executive Officers in connection with the completion of the acquisition of the Schreiner Aviation Group.

Stock Option Plan
The Employee Share Option Plan is intended to serve as a long-term incentive plan that will align the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Corporate Governance, Compensation and Nominating Committee takes into account the number of options already held by a participating executive.
The Corporation has guidelines for allocating stock options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year. The Corporation’s policy is to expense stock options in its financial statements, using the fair value method.
Pension Plans
The Corporation maintains a defined contribution retirement plan (the “RPP”) for senior executives, excluding our Executive Chairman. The Corporation contributes 6% of gross earnings up to regulatory maximums on behalf of senior executives.
Under supplementary retirement plan agreements, the President and Chief Executive Officer, Mr. Sylvain Allard, the Senior Vice-President & Chief Financial Officer, Mr. Jo Mark Zurel, and the former Senior Vice-President & Corporate Secretary, Mr. O. Noel Clarke may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. A special retiring allowance has been provided for the Executive Chairman. These benefits are described under “Executive Retirement Plan and Retiring Allowance”.
COMPENSATION OF DIRECTORS
During fiscal 2005, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003. This fee is in lieu of any other board retainer or board and committee attendance fees; (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to U.S. currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the U.S. dollar. In these cases the director would be compensated in the local currency, and (iii) the annual fee payable to the Audit Committee Chair was increased from U.S. $10,000 to U.S. $25,000 to reflect the increased workload of the Audit Committee Chair. Effective October 5, 2004, the annual fee of the chair of the Corporate Governance, Compensation and Nominating Committee increased to US$25,000 to reflect the increased work load of the chair of the committee. No options were granted to directors during fiscal year 2005.
During fiscal 2001, the Board approved the establishment of a Stock Appreciation Rights Plan for non-management directors under which the Corporation could originally issue up to a maximum of 400,000 Stock Appreciation Rights (“SARs”). The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation’s Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or “SAR grant value” on the date of the original SAR grant. SARs have a maximum exercise period of ten years following the date of issuance. The SARs vest in equal amounts on the first, second and third anniversaries of the grant date.
As a result of the subdivision of the Corporation’s Class A Subordinate Voting Shares during fiscal 2005, the Board has adjusted the grant of SARs to each director by doubling the number of SARs granted and halving the SAR grant value. This has the effect of keeping the directors whole in light of the stock split. The number of SARs (vested and unvested) held by each director is set out on page 14 of this circular.
MINIMUM SHARE OWNERSHIP
To ensure the interests of directors and senior management are aligned with those of the shareholders, the Corporation has a Minimum Share Ownership Guideline. Directors and senior management will be given three years to comply with the following ownership guidelines:
a.	directors are encouraged to maintain minimum share ownership in the Corporation equal in value to the annual board fees; and

b.	the Named Executive Officers are encouraged to maintain minimum share ownership in the Corporation equal in value to their base salary.

PERFORMANCE GRAPH
Below is a line graph which compares (a) the yearly cumulative total shareholder return on the Corporation’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (being the only publicly traded equity securities of the Corporation) with (b) the cumulative total return of the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) and the S&P/TSX Oil and Gas Equipment and Services Index, for the 60 month period to April 30, 2005.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN *
AMONG CHC HELICOPTER CORPORATION-CLASS A & B,
THE S & P/TSX COMPOSITE INDEX
AND THE S & P/TSX OIL & GAS EQUIPMENT & SERVICES INDEX
*$100 Invested on 4/30/00 in stock or index — including reinvestment of dividends. Fiscal Year Ending April 30.
For the 60-month period ended April 30, 2005 (assuming reinvestment of dividends), the cumulative total shareholder return on an investment of $100 in the Class A Subordinate Voting Shares of CHC would be $1,317, and for the Class B Multiple Voting Shares of CHC would be $1,265. The return for the same period based on an investment of $100 in the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) would be $109 and, based on the same investment in the S&P/TSX Oil and Gas Index Equipment & Services, would be $213.

COMPENSATION TABLE
The remuneration paid to the Executive Chairman, the President and Chief Executive Officer and the other most highly compensated executive officer (the “Named Executive Officers”) for each of the last three years ended April 30 is as follows:

							Long-term
							compensation
							awards
							securities under
							options/SARs
		Annual compensation					granted
				Bonus (1)
					Corporate	Other annual	Class A voting	All other
		Salary		Operations	Development	compensation	shares	compensation
Name and principal position	Year	$		$(5)	$(4)	$(2)	#	$(3)

Craig L. Dobbin, O.C.	2005	1,016,000	(6)	2,856,166	375,000	136,734	—
Executive Chairman	2004	966,408	(6)	500,043	125,000	66,140	—	—
	2003	1,040,388	(6)	1,961,000	—	60,016	259,995	—

Sylvain A. Allard	2005	650,000		1,807,000	225,000		—	16,500
President & Chief	2004	583,333		300,026	75,000	—	—	15,500
Executive Officer	2003	550,000		877,000	—	—	118,750	14,500

Jo Mark Zurel	2005	435,000		1,072,000	150,000		—	16,500
Senior Vice-President	2004	365,000		200,017	50,000	—	—	15,500
& Chief Financial Officer	2003	330,000		533,000	—	—	47,500	14,500

Notes:

1.	Bonuses are shown in the fiscal year to which payments relate.
2.	Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers except the Executive Chairman in each of the three fiscal years. The amounts are the imputed interest benefits on loans and vehicle benefits. For the Executive Chairman in fiscal 2005, the amounts for the imputed interest on loans is equal to $30,464 and the vehicle benefit is equal to $106,270.
3.	This consists of Corporation contributions to the RPP made on behalf of certain of the Named Executive Officers. Entitlements for Craig L. Dobbin are described under “Executive Retirement Plan and Retiring Allowance”.

4.	These special transaction bonuses (Corporate Development) are related to the acquisition of Schreiner Aviation Group. The fiscal 2004 bonuses were paid in July 2004 in connection with the successful closing of the acquisition of Schreiner on February 16, 2004 and the fiscal 2005 bonuses were paid in August 2005 upon the attainment of certain financial targets by Schreiner.

5.	These amounts include:
a)	regular performance bonus payments under the STIP, which is also used as an incentive for other senior managers; and,

b)	the TSR Plan.
The breakdown for fiscal 2005 is:

	STIP	TSR

C.L. Dobbin	1,194,166	$1,662,000
S. A. Allard	810,000	$997,000
J.M. Zurel	407,000	$665,000

6.	These salary amounts are denominated in U.S. dollars, but paid in Canadian dollars. The amounts included in the table are the Canadian dollar equivalents paid.

EMPLOYEE SHARE OPTION PLAN
The following table provides information as of April 30, 2005 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporations Class A Subordinate Voting Shares.

	Number of		Number of securities
	securities	Weighted-average	remaining available
	to be issued upon	exercise price per	for future issuance
	exercise of	share of outstanding	under equity
Plan Category	outstanding options	options	compensation plans
Employee Share Option Plan	2,815,344	$7.13	1,044,462
Equity compensation plans not approved by security holders	—	—	—
Total	2,815,344	$7.13	1,044,462

Option Grants During the Most Recently Completed Fiscal Year
No options were granted under the Employee Share Option Plan (the “Plan”) during the fiscal year ended April 30, 2005.
Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values
The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under “Value of unexercised in-the-money options” represent the difference between (i) the market value as at April 30, 2005 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) on April 30, 2005 was $26.01.

						Value of all	Value of all
						vested	non-vested
					Options	unexercised	unexercised
				Options	not	in-the-	in-the-
		Securities		exercisable	exercisable	money	money
		acquired	Aggregate	(vested) at	(unvested)	options	options
		on	value	April 30,	at April 30,	April 30,	April 30,
	Type of	exercise	realized	2005	2005	2005	2005
Name	Security	#	$	# (1)	#	$	$
Craig L. Dobbin, O.C.	Class A	—	—	1,023,956	—	39,963,513	—
Sylvain Allard	Class A	—	—	221,966	—	7,462,378	—
Jo Mark Zurel	Class A	—	—	70,750	—	2,123,352	—

(1)	Each option entitles the holder to receive two Class A Shares.

EXECUTIVE RETIRING PLAN AND RETIRING ALLOWANCE
Under supplementary retirement plan agreements (“SRPs”) with the Corporation, Mr. Sylvain Allard, Mr. Jo Mark Zurel and former executive, Mr. O. Noel Clarke may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan (“CPP”) benefits is 2% of the individual’s highest three years average earnings including operations bonuses (“average earnings”), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:

•	0.5% of average earnings up to the CPP earnings limit at retirement;

•	1% of average earnings above such CPP earnings limit up to the earnings for which the Canada Revenue Agency (the “CRA”) maximum contribution could be made under the RPP in the year of retirement; and

•	2% of average earnings in excess of the above CRA earnings limits.
In addition, the SRP provides indexing on the supplementary benefit equal to 75% of increases in the Consumer Price Index (“CPI”) less 1% (subject to a 4% annual maximum). The SRP also provides a 60% spousal death benefit and if retirement occurs between ages 55 and 65 a bridge benefit equal to CPP benefits. This SRP bridge benefit is also indexed and ceases at age 65 when CPP benefits actually commence.
In normal circumstances, supplementary benefits under the SRP vest after completion of 20 years of continuous service and are paid directly by the Corporation rather than being pre-funded. However, upon a change in control of the Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to his actual service.
The estimated credited years of service as of August 2, 2005 for Mr. Allard is 22.3 years, Mr. Zurel is 11.3 years and Mr. Clarke is 14.5 years (inclusive of his 10 years of additional service discussed above).
The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

	Years of Credited Service
Remuneration	15	20	25	30	35
$	$	$	$	$	$

800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000

	Years of Credited Service
Remuneration	15	20	25	30	35
$	$	$	$	$	$

2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,680,000
2,600,000	780,000	1,040,000	1,300,000	1,560,000	1,820,000
2,800,000	840,000	1,120,000	1,400,000	1,680,000	1,960,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000

Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the “Retiring Allowance”) to Craig L. Dobbin, Executive Chairman of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the CEVA and TSR Plans, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.
The Retiring Allowance will continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. The Retiring Allowance may increase based upon annual increases in the CPI, however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year. Payment of the Retiring Allowance is subject to compliance by Mr. Dobbin with certain non-competition and non-disclosure obligations. If Mr. Dobbin were to retire at age 70, the estimated annual benefits payable to Mr. Dobbin (based on his total annual remuneration to date) would be $2,140,741.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
Effective July 30, 2002, in connection with section 402 of SOX, the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation’s Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options. The Corporation’s Executive Share Purchase and Ordinary Share Loans existed at July 30, 2002 and are exempt under the policy. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.
The following table provides the aggregate indebtedness outstanding at August 16, 2005 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

	Aggregate Indebtedness ($)
Purpose	To the Corporation or its subsidiaries	To another entity
Executive Share Purchase Loans (A loan program)	$1,502,234	—
Ordinary share loan	33,000,000	—

Effective July 30, 2002 the Corporation had two types of loans outstanding to officers of the Corporation that are exempted under the policy and are described below.
The following table provides details of the indebtedness of individual current and proposed directors and officers of the Corporation (and their respective associates) in connection with the Executive Share Purchase Loan Program and the Ordinary Share Loan, both of which are described in detail following the table.

				Financially
		Largest		assisted
		amount	Amount	securities		Amount
	Involvement	outstanding	outstanding as	purchases		forgiven
	of	during fiscal	at August 16,	during		during
Name and principal	Corporation	year 2005	2005	fiscal 2005	Security for	fiscal
position	or subsidiary	$	$	#	indebtedness	2005
EXECUTIVE SHARE PURCHASE LOANS (A loan program)
Craig L. Dobbin, O.C., Executive Chairman, Proposed Nominee Director	Lender	1,067,600	1,004,800	—	An assignment of the shares or proceeds of vested options to acquire 487,086 Class A shares held by the executive, having an exercise price of $6.50 per share.	—
Sylvain Allard President & Chief Executive Officer, Proposed Nominee Director	Lender	358,823	317,945	—	An assignment of the shares or proceeds of vested options to acquire 100,000 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	158,012	137,550	—	An assignment of the shares or proceeds of vested options to acquire 26,500 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Jeremy Labuschagne Former Managing Director, CHC Africa	Lender	55,130	—	—	A first lien on the Class A shares	—
Christine Baird President, CHC Helicopters International	Lender	48,898	41,939	—	A first lien on the Class A shares	—

				Financially
		Largest		assisted
		amount	Amount	securities		Amount
	Involvement	outstanding	outstanding as	purchases		forgiven
	of	during fiscal	at August 16,	during		during
Name and principal	Corporation	year 2005	2005	fiscal 2005	Security for	fiscal
position	or subsidiary	$	$	#	indebtedness	2005
THE ORDINARY SHARE LOAN
O.S. Holdings Inc. (a corporation indirectly-wholly owned by Craig L. Dobbin)	Lender	33,000,000	33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—

Executive Share Purchase Loan Program
On July 21, 2000, the Board, on the recommendation of the Compensation Committee and advice from independent compensation consultants, approved a long term incentive program (the “A loan program”) for certain members of senior management to permit them to participate in future appreciation of the shares of the Corporation and to bear the same risks as other shareholders. The A loan program enabled eligible senior management to receive interest free loans to finance purchases of Class A Subordinate Voting Shares. The maximum amount of the loan available was based on a multiple of the employee’s base salary and ranged from 0.5 times base salary to a maximum of 2.0 times base salary, depending on position. The Chief Executive Officer was eligible for the maximum multiple of 2.0 times base salary. Although indebtedness is remaining outstanding under this program, no further loans are being made under it. The outstanding loans are secured by the financed shares (except in the case of certain executives of the Corporation where the Board, in April 2002, approved the assignment of the shares or proceeds arising from certain vested options to constitute security in the place of shares as security for outstanding A loans, as detailed above), require minimum annual loan repayments of 5% of the loan principal amount and are fully payable on termination of employment or sale of the financed shares or the exercise of share options taken as security and sale of shares arising therefrom, as the case may be.
The Ordinary Share Loan
On December 9, 1997, the Corporation issued 11,000,000 (now 22,000,000 as a result of the stock split) Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the “Ordinary Share Loan”). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. (“Holdco”), which is a corporation wholly owned by Craig L. Dobbin, the Executive Chairman. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian “prime rate” plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel Helicopters Limited (“Brintel”). The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and the Republic of Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.
The loan is secured by a lien in the Corporation’s favour over the Ordinary Shares. Further, Holdco has guaranteed the obligations of O.S. Holdings Inc. to the Corporation and has pledged the shares of O.S. Holdings Inc. owned by it in favour of the Corporation as security for such guarantee. Craig L. Dobbin has guaranteed the obligations of each of O.S. Holdings Inc. and Holdco to the Corporation and has pledged the shares of Holdco owned by him in favour of the Corporation as security for such guarantee. The Corporation’s recourse against Mr. Dobbin in connection with the repayment of the loan and such guarantee is limited to the realization of the shares of Holdco held by him.
Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs
There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 2, 2005.
FEES PAID TO ERNST & YOUNG LLP
For the years ended April 30, 2005 and 2004, amounts incurred by the Corporation in connection with services provided by its auditors, Ernst & Young LLP (“E&Y”), were as follows:

($ millions)	2004	2005
Audit Fees	$1.5	$1.1
Audit-Related Fees	0.3	0.6
Tax Fees	0.7	0.4
All Other Fees	0.1	0.8
Total	$2.6	$2.9

Audit Fees — consists of fees charged for the work necessary for the external auditor to render an opinion on the consolidated financial statements of the Corporation and the financial statements of its subsidiaries. In both fiscal 2004 and 2005 audit services consisted of services provided by E&Y in connection with expressing an opinion on the Corporation’s consolidated financial statements and also on the financial statements of the Corporation’s subsidiaries in jurisdictions where such audits are required by companies legislation or where such audits are required under other agreements. In 2005 fees for Audit services also included amounts incurred in connection with the review of the Company’s interim financial statements, the provision of comfort letters, consents and comment letters in connection with the Company’s issue of U.S. $150 million additional senior subordinated notes.
Audit-Related Fees— consists primarily of fees for assurance and related services that are reasonably related to the performance of the audit of the Corporation’s financial statements.
Tax Fees— consists of fees incurred in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to the Corporation and its subsidiaries. Tax services in both years include fees incurred with E&Y in connection with ongoing tax planning and other initiatives being considered by the Corporation.

All Other Fees — includes fees for services that are not audit, audit-related, or tax services, but which are not prohibited services. In 2005 this included fees in connection with ongoing realignment of the Corporation’s subsidiaries and Sarbanes-Oxley Act (“SOX”) compliance. In 2004 this included fees in connection with an information system implementation review.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2005 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits the Corporation from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.
DIRECTORS AND OFFICERS INSURANCE
The Corporation has purchased and maintains a policy of insurance for the benefit of directors and officers as permitted by the CBCA and the Corporation’s by-laws. The policy insures directors and officers, in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Corporation, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or the other corporation, as the case may be.
The policy obtained provided for U.S. $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of U.S. $100,000 per incident. The cost of coverage for the period ending June 30, 2005 on an aggregate basis was $421,750.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
In the normal course of business, the Corporation enters into transactions with related parties.
During fiscal 2000, in connection with securing tender credit facilities, the Corporation received an unsecured, subordinated, convertible 12% loan from an affiliate of Mr. Craig L. Dobbin, the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Corporation’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A Subordinate Voting Shares at $3.63 per share. Interest expense of $705,000 was recorded on the loan during the fiscal year ended April 30, 2005.
COMMUNICATIONS AND DISCLOSURE POLICIES
The Board approves the Corporation’s annual consolidated financial statements and annual MD&A; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of the Corporation’s other significant public disclosure documents. These and other prescribed documents are available on the Canadian regulatory electronic database known as “SEDAR” at www.sedar.com. The Corporation has also established and maintains a corporate web site (www.chc.ca) that includes, among other things, an investor relations section containing past annual and quarterly reports, press releases, and investor presentations. Financial information regarding the Corporation is provided in the Corporations annual financial statements and annual MD&A for the period ending April 30, 2005. Shareholders may contact the Corporation to request copies of the financial statements and MD&A as follows:

(i)	e-mail:	investorinfo@chc.ca
(ii)	telephone:	604-276-7500
(iii)	mail:	CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia
V7B 1A3
Senior management of the Corporation meet periodically with institutional investors and industry analysts, and also make presentations at various industry conferences to facilitate a better understanding of matters that have been publicly disclosed. Presentations made at such investor conferences are available on the Corporation’s web site.
Following the dissemination of its financial results by way of news release, the Corporation holds a quarterly conference call. This broadcast is accessible on a live and recorded basis via telephone and the internet. Replay of the recorded calls is available for a period of time after the call. These conference calls allow investors and analysts to simultaneously listen to senior management presentations and ask questions via the telephone.
One-on-one meetings also take place occasionally with designated senior management and investors or analysts, with discussions limited to publicly disclosed information.
The Corporation also has an Investor Relations and Public Disclosure Policy which summarizes its policies and practices regarding disclosure of information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.
RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
Shareholders entitled to vote at the next annual meeting of shareholders in 2006 and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than June 1, 2006.
DIRECTORS’ APPROVAL
The undersigned Vice-President, Legal Services & Corporate Secretary of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of Directors of the Corporation.
MARTIN LOCKYER
Vice-President, Legal Services
& Corporate Secretary
Dated: August 2, 2005

Appendix A
Statement of Corporate Governance Practices
The Corporation’s statement of corporate governance practices is set out below. In addition to describing the Corporation’s governance practices with reference to the existing TSX Corporate Governance Guidelines (the “TSX Guidelines”), the statement indicates where noted the Corporation’s compliance with the requirements and regulations under SOX (as defined in the Circular) and certain requirements under the corporate governance listing requirements of the New York Stock Exchange (the “NYSE Listing Standards”). Additional information is also contained in the section titled Corporate Governance, Compensation and Nominating Committee on pages 15 to 16 of the Circular.

Does The
Corporation
Requirement	Comply?	Comments

1. Mandate of the Board. The Board of Directors should explicitly assume responsibility for stewardship of the corporation.	YES	The Board has a formal mandate under which it explicitly assumes responsibility for the stewardship of the Corporation, including responsibility for the adoption of a strategic planning process; identification of principal risks; succession planning, and the evaluation and compensation of the Corporation’s senior executives.

As part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:

(i) adoption of a strategic planning process;	YES	The Board has adopted a strategic planning process and the review and approval on an annual basis of a strategic plan that takes into account the opportunities and risks of the business and long-term corporate objectives. Updates on the strategic plan’s implementation and performance by management with respect to the execution of the strategic plan are provided at regularly scheduled meetings of the Board.

(ii) identification of principal risks and implementation of risk- managing systems;	YES	The Board has specifically identified the Corporation’s principal risks and regularly monitors the performance of management in implementing risk management strategies.

(iii) succession planning, including appointing, training and monitoring senior management,	YES	The Board has assumed responsibility for succession planning, including appointing, training and monitoring for key senior management positions, including the CEO.

(iv) communications policy, and	YES	The Board has approved an Investor Relations and Public Disclosure Policy that address interaction with analysts, investors, and other key stakeholders, continuous and timely disclosure obligations and avoidance of selective disclosure. The Audit Committee of the Board reviews this policy annually and where necessary makes recommendations for changes to the Board. In addition, the Board has approved a set of Disclosure Controls and Procedures designed to ensure that information required to be disclosed in reports filed with securities regulators is reported in accordance with regulatory requirements.

The responsibilities of the Chairman and the lead director include responsibility for communicating any shareholder feedback or concerns to the Board.

Does The
Corporation
Requirement	Comply?	Comments

(v) the integrity of internal control and management information systems.	YES	The Board has assumed oversight responsibility for the integrity of the Corporation’s internal controls and management information systems, which the Board and Audit Committee monitor and assess regularly with management and with the external auditors. The internal auditor updates the Committee on internal controls matters at each meeting of the Committee.

2. Composition of the Board The Board should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.
	YES	Seven of the current ten members of the Board are “unrelated” to management and to the significant shareholder as that term is defined in the TSX Guidelines. These seven directors are also “independent” for the purposes of the NYSE Listing Standards. The Board believes that, given that seventy percent of the board is comprised of directors who are unrelated to the Corporation or Mr. Dobbin, the board fairly reflects the investment in the Corporation by shareholders other than Mr. Dobbin.

3. Determination of Status of Directors Disclose for each director, whether he or she is related and how that conclusion was reached.	YES	The Board of Directors has considered the relationship of each of its current and proposed directors and has concluded that:

(i) Mr. Craig L. Dobbin is “related” (within the meaning of the TSX Guidelines) and is not “independent” (within the meaning of the NYSE Listing Standards) because he is Executive Chairman of the Corporation.

(ii) Mr. Sylvain Allard is “related” (within the meaning of the TSX Guidelines) and is not “independent” (within the meaning of the NYSE Listing Standards) because he is President and CEO of the Corporation.

(iii) Mr. Craig C. Dobbin is “related” and not “independent” (within the meaning of NYSE Listing Standards) because he is the son of Craig L. Dobbin.

(iv) Each of Sir Bob Reid, Mme. Saucier and Messrs. Stinson, Gillett, Mintz and Carty and Professor Kelly are “unrelated” within the meaning of the TSX Guidelines, and “independent” within the meaning of the NYSE Listing Standards as none of them is:

(a) a member of management,
(b) currently or has been within the last three years an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates;
(c) a director, officer, employee or significant shareholder of a company that has a material business relationship with the Corporation.

Further none of Sir Bob Reid, Mme. Saucier, Messrs. Stinson, Gillett,Mintz and Carty or Professor Kelly has a business, family or other material interest in, or material relationship with Mr. Dobbin, the controlling shareholder. Therefore, the Board of Directors has concluded that none of Sir Bob Reid, Mme. Saucier, Messrs. Stinson, Mintz, Carty and Gillett or Professor Kelly has a material relationship with the Corporation.

Does The
Corporation
Requirement	Comply?	Comments

4. Corporate Governance/Nominating Committee The board of directors of every corporation should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
	YES	The board of directors has a committee of directors, the Corporate Governance, Compensation and Nominating Committee, which is responsible for proposing to the Board new nominees to the Board and for assessing directors on an ongoing basis. The Corporate Governance, Compensation and Nominating Committee is comprised of directors, all of whom are “unrelated” within the meaning of the TSX Guidelines and “independent” within the meaning of the NYSE Listing Standards. The Corporate Governance, Compensation and Nominating Committee currently consists of Sir Bob Reid, Mr. Gillett and Mr. Stinson.

5. Board Assessment Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
	YES	The Corporate Governance, Compensation and Nominating Committee is charged with the responsibility for developing and recommending to the Board a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. It is also responsible for overseeing the execution of the assessment process. Annually, the directors complete a detailed questionnaire, the results of which are compiled by the Committee and reviewed with the Board.

Does The
Corporation
Requirement	Comply?	Comments

6. Orientation and Education Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	YES	The Corporation currently provides an orientation program for new directors that include meetings with senior management and the review of key policies and corporate documents. The Corporation has a comprehensive Director’s Handbook that includes roles and responsibilities of the Board, Board and Committee mandates, key policies of the Corporation, the Board evaluation process, and compensation plans, policies and guidelines.

Management and outside advisors provide information and education sessions to the Board and its Committees as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates, in addition to developments impacting the responsibilities of directors.

7. Size and Composition of the Board Every board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates effective decision-making.
	YES	The Board is currently comprised of ten directors. The Board has considered its size and concluded that a ten-person board is large enough to permit a diversity of views and to staff the various Committees, without being so large as to detract from the Board’s efficiency and effectiveness. However, as permitted under the Articles of the Corporation, the Corporate Governance, Compensation and Nominating Committee will where appropriate consider additional new directors it would recommend to the Board to be appointed to the Board to further enhance the skill set and effectiveness of the Board.

8. Compensation The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
	YES	The Board and the Corporate Governance, Compensation and Nominating Committee, with input from independent consultants, have reviewed the remuneration and have considered it to be appropriate in light of the Board’s risks, responsibilities and time commitments.

9. Composition of Committees Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.
	YES	The Board has an Audit Committee, a Pension Committee and a Corporate Governance, Compensation and Nominating Committee. With the exception of the Pension Committee, these Committees are comprised entirely of “unrelated” directors under the TSX Guidelines. The Audit Committee currently consists of Messrs. Mintz, Stinson and Carty and Mme. Saucier, all of whom are “unrelated” and “independent”. The Corporate Governance, Compensation and Nominating Committee currently consists of Sir Bob Reid, Mr. Gillett and Mr. Stinson all of whom are “unrelated” and “independent”. The Pension Committee consists of Professor Kelly, Mme. Saucier and Mr. Craig C. Dobbin, all of whom are “unrelated” and “independent” except Mr. Dobbin.

Does The
Corporation
Requirement	Comply?	Comments

10. Corporate Governance and Nominating Committee
The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, among other things, be responsible for the corporation’s response to these governance guidelines.
	YES	The Corporate Governance, Compensation and Nominating Committee has been charged by the Board with developing and reviewing the Corporation’s corporate governance system and recommending changes to the Board. This Committee is also responsible for the Corporation’s response to these Governance Guidelines.

11. Position Descriptions
The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting.
	YES	The Board has position descriptions for the CEO and Board members. These position descriptions, in conjunction with the Board mandate, describe the limits of management’s responsibilities and the Board’s expectations of management, including the corporate objectives that the CEO is responsible for meeting. Currently, the Board approves certain transactions, the value of which exceeds management’s authority limits. The types of transactions requiring approval include acquisitions or divestitures of subsidiaries, divisions or assets; assumption of significant liabilities otherwise than in the ordinary course of business; and transactions which would materially change the Corporation’s consolidated revenues or net assets.

The Corporation has a Code of Ethics and Business Conduct that is applicable to all directors, officers and employees, including the Corporation’s principal executive officer, principal financial officer, principal accounting officers and other persons performing similar functions, and has been approved by the Corporation’s Board. The Board must approve any waivers of this Code. During the past year no waivers were requested and the Board granted none. This Code complies with the code of ethics requirements under SOX and is available on the Corporation’s website.

Does The
Corporation
Requirement	Comply?	Comments

12. Procedures to Ensure Independence The board of directors should implement structures and procedures to ensure that the board can function independently of management.	YES	The Board includes only two directors who are members of the Corporation’s management. In addition, the Board’s mandate and the practices of its Committees provide the structures and procedures to ensure they can operate independent of management.

An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges it responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”.
	YES	Mr. Craig L. Dobbin, who is the Executive Chairman, serves as Chairman of the Board. The Board has a “lead director” position which is elected by the Board each year and has been filled by Mr. William W. Stinson since 2004. The lead director is an independent director who is responsible for enhancing board effectiveness, assisting in managing the Board, and providing a liaison between the Board and management. The unrelated and independent members of the Board meet regularly without management present. Board committees meet various external consultants, independently of management, when they see fit. The Audit Committee meets privately with the external and internal auditors at each meeting of the Committee.

13. Composition of the Audit Committee The audit committee should be composed only of outside directors.	YES	The Audit Committee consists of “independent” (within the meaning of the NYSE Listing Standards) and “unrelated” (within the meaning of the TSX Guidelines) directors. The Audit Committee is also independent as required under SOX. The Audit Committee is currently comprised of Messrs. Mintz, Stinson and Carty and Mme. Saucier all of whom are independent directors. Dr. Jack Mintz, who is currently Chair of this Committee and is anticipated to remain so after the Meeting.

The financial literacy and accounting or related financial experience of all of the members of this Committee were reviewed in light of the final rules for “financial experts” issued by the SEC pursuant to the requirements of SOX. All Committee members have at least an understanding of generally accepted accounting principles and financial statements and would therefore considered to be financially literate. Guylaine Saucier has been designated by the Board as the “financial expert” (as such term is used in SOX).

The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee Members as to their duties.	YES	The roles and responsibilities of the Audit Committee are specifically defined in the Audit Committee mandate. The current Audit Committee mandate complies with NYSE Listing Standards for audit committees. The Audit Committee mandate is posted on the Corporation’s website.

Does The
Corporation
Requirement	Comply?	Comments

The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	YES	The Audit Committee, as provided for in its mandate, has private sessions (excluding management) with the external and internal auditors at each regularly scheduled Committee meeting, as deemed necessary by the Committee.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to oversee this responsibility.
	YES	The Audit Committee has oversight responsibility for management reporting on internal control. The Committee receives regular updates on internal control matters from management and the internal auditor. Any significant internal control weaknesses are reported to the Committee. The Committee reviews the Corporation’s accounting principles, policies and practices, and significant accounting judgments with the external auditors. This Committee also reviews the audited consolidated financial statements with the external auditors prior to their submission to the Board for approval; and reviews with the internal and external auditors, the Corporation’s accounting and financial reporting controls. The Committee is responsible for recommending the appointment and retention of the external auditors to the Board, and for the compensation and oversight of the work of the external auditors.

14. External Advisors The board of directors should implement a system which enables an individual director to engage an external advisor at the expense of the company in appropriate circumstances. The engagement of the external advisor should be subject to the approval of the appropriate committee of the board.
	YES	The mandate of the Board and of each Committee of the Board, enables individual directors to engage external advisors. The engagement of external advisors is subject to the approval of the chair of the appropriate committee of the board or the lead director.

CHC HELICOPTER CORPORATION
PROXY
Class A Subordinate Voting Shares
Annual Meeting of Shareholders
September 22, 2005
     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Jo Mark Zurel, Senior Vice-President & Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ________________________as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 22, 2005 at the Fairmont Waterfront, 900 Canada Place Way, Vancouver British Columbia at 3:00 p.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:
1.	The election of directors of the Corporation:

For ☐	Withhold from Voting ☐
2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

For ☐	Withhold from Voting ☐
3.	At the nominee’s discretion:
a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this _______________ day of ________________, 2005.
     Control Number:

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Internet
•	Go to www.eproxyvoting.com/chcclassa

•	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

•	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.
By Mail
•	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Tuesday, September 20, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM. —

CHC HELICOPTER CORPORATION
PROXY
Class B Multiple Voting Shares
Annual Meeting of Shareholders
September 22, 2005
     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Jo Mark Zurel, Senior Vice-President & Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 22, 2005 at the Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia at 3:00 p.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:
1.	The election of directors of the Corporation:

For ☐	Withhold from Voting ☐
2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

For ☐	Withhold from Voting ☐
3.	At the nominee’s discretion:
a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular .
Dated this _______________ day of ________________, 2005.
Control Number:

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Internet
•	Go to www.eproxyvoting.com/chcclassb

•	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

•	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.
By Mail
•	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Tuesday, September 20, 2005 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION
CLASS A SUBORDINATE VOTING SHARES

In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:

The shares represented by this proxy or voting information form:	are ☐	owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and
(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this _________________________ day of __________________________, 2005.

Name of Shareholder	Signature of Shareholder

CERTIFICATION
CLASS B MULTIPLE VOTING SHARES

In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:

The shares represented by this proxy or voting information form:	are ☐	owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and
(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this _______________________ day of __________, 2005.

Name of Shareholder	Signature of Shareholder

Request For Voting Instructions
CHC Helicopter Corporation
To Our Class A Subordinate Voting Shareholders:
We are sending to you the enclosed proxy-related materials that relate to our 2005 Annual Meeting (the “Meeting”) of the holders of Class A Subordinate Voting Shares that are held on your behalf by the intermediary identified below. Unless you attend the Meeting and vote in person, your Class A Subordinate Voting Shares can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions. Your name and address and information about your holdings of Class A Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf (which is identified by name, code or identifier in the information on the right).
The Voting Instructions Form (“VIF”) (on the reverse) is to enable your vote to be submitted on the matters which are set out on the VIF. Please complete, sign, date and return the form as instructed below or alternatively vote by internet at www.eproxyvoting.com/chcclassa. You will be prompted to enter the 13 digit control number located in Box A.
We are prohibited from voting your Class A Subordinate Voting Shares on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these Class A Subordinate Voting Shares to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. If you cannot attend the Meeting and you do not wish to appoint a person to attend on your behalf but you do wish to vote your Class A Subordinate Voting Shares, please complete and return the information requested in Box A of the VIF (on the reverse) to provide your voting instructions to us promptly.
Should you wish to attend the Meeting and vote in person, or appoint another person to attend and vote on your behalf, please complete Box B of the VIF (on the reverse) by inserting your name or the name of the person you wish to appoint in the space provided for that purpose in Box B, and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the Meeting and to vote. If you require assistance in that regard, please contact our transfer agent, CIBC Mellon Trust Company, who can be contacted as indicated on the VIF.
The completed VIF must be delivered to our transfer agent, CIBC Mellon Trust Company, Attn: Proxy Department, PO Box 12005, Stn BRM B, Toronto, ON M7Y 2K5, by mail in the envelope provided, or by fax to (416) 368-2502 or toll free fax (within Canada and the United States) to 1-866-781-3111, by 6:00p.m. (Toronto time) on Tuesday, September 20, 2005. (See recommendation in Note 2 below with regard to earlier delivery.)
By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these Class A Subordinate Voting Shares.
NOTE:

1.	If Box A of the VIF is signed and the VIF is not marked otherwise, the Class A Subordinate Voting Shares will be voted in favour of each matter identified in the Management Information Circular dated August 2, 2005 (the “Circular”) of CHC Helicopter Corporation (the “Corporation”). The VIF confers discretionary authority to vote on such other business as may properly come before the Meeting or any adjournment thereof. The VIF should be read in conjunction with the Circular.

2.	As your vote is very important, we recommend that your VIF be received at least one business day prior to the deadline for deposit of proxies stated in the Circular. Greater time should be allowed if you wish a legal proxy to be delivered to you.

3.	If the voting instructions contained in Box A of the VIF are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

Please do not present this form at the Meeting. We urge you to read the above instructions, and complete, sign and return the VIF so that your Class A Subordinate Voting Shares can be voted.

CHC HELICOPTER CORPORATION
REQUEST FOR VOTING INSTRUCTIONS

BOX A — Voting by Mail, Fax or Internet

The matters to be voted on at the Meeting are as follows. Unless you wish to attend (or appoint another person to attend) the Meeting and vote in person by completing Box B, please provide your voting instructions with a check mark (✓) in the appropriate box.

CONTROL NUMBER

__________________________

1.	To elect the directors of the Corporation:

VOTE FOR ☐ WITHHOLD VOTE ☐

2.	To re-appoint Ernst and Young, LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration:

VOTE FOR ☐ WITHHOLD VOTE ☐

SHAREHOLDER SIGN HERE: ______________________________________________

If body corporate, please insert below full legal name, name and position of person giving voting instructions, and address for service of the body corporate.

DATE SIGNED: _____________________________________________

BOX B — Attending and Voting at the Meeting

You may appoint a person (including yourself) to attend, vote and act on your behalf at the Meeting or any adjournment thereof. To exercise this right, please place a check mark (✓) in the box below and insert the name of the person in the space provided.

☐ APPOINTEE	__________________________________________
Please print appointee name

If you have completed the space above, we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the Meeting and to vote. If you wish your appointee to attend the Meeting, do not otherwise complete this form regarding your voting instructions.

For assistance, please contact our transfer agent, CIBC Mellon Trust Company, who can be contacted as follows:
Telephone:	1-800-387-0825 (toll free in Canada and the United States)
Facsimile:	1-866-781-3111 (toll free in Canada and the United States)
THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR. THE FORM MUST BE RECEIVED NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE MEETING OR ANY ADJOURNMENT THEREOF, HOWEVER GREATER TIME SHOULD BE ALLOWED IF YOU WISH A LEGAL PROXY TO BE DELIVERED BY COMPLETING BOX B ABOVE.

Request For Voting Instructions
CHC Helicopter Corporation
To Our Class B Multiple Voting Shareholders:
We are sending to you the enclosed proxy-related materials that relate to our 2005 Annual Meeting (the “Meeting”) of the holders of Class B Multiple Voting Shares that are held on your behalf by the intermediary identified below. Unless you attend the Meeting and vote in person, your Class B Multiple Voting Shares can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions. Your name and address and information about your holdings of Class B Multiple Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf (which is identified by name, code or identifier in the information on the right).
The Voting Instructions Form (“VIF”) (on the reverse) is to enable your vote to be submitted on the matters which are set out on the VIF. Please complete, sign, date and return the form as instructed below or alternatively vote by internet at www.eproxyvoting.com/chcclassb. You will be prompted to enter the 13 digit control number located in Box A.
We are prohibited from voting your Class B Multiple Voting Shares on any of the matters to be acted upon at the Meeting without your specific voting instructions. In order for these Class B Multiple Voting Shares to be voted at the Meeting, it will be necessary for us to have your specific voting instructions. If you cannot attend the Meeting and you do not wish to appoint a person to attend on your behalf but you do wish to vote your Class B Multiple Voting Shares, please complete and return the information requested in Box A of the VIF (on the reverse) to provide your voting instructions to us promptly.
Should you wish to attend the Meeting and vote in person, or appoint another person to attend and vote on your behalf, please complete Box B of the VIF (on the reverse) by inserting your name or the name of the person you wish to appoint in the space provided for that purpose in Box B, and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the Meeting and to vote. If you require assistance in that regard, please contact our transfer agent, CIBC Mellon Trust Company, who can be contacted as indicated on the VIF.
The completed VIF must be delivered to our transfer agent, CIBC Mellon Trust Company, Attn: Proxy Department, PO Box 12005, Stn BRM B, Toronto, ON M7Y 2K5, by mail in the envelope provided, or by fax to (416) 368-2502 or toll free fax (within Canada and the United States) to 1-866-781-3111, by 6:00p.m. (Toronto time) on Tuesday, September 20, 2005. (See recommendation in Note 2 below with regard to earlier delivery.)
By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these Class B Multiple Voting Shares.
NOTE:

1.	If Box A of the VIF is signed and the VIF is not marked otherwise, the Class B Multiple Voting Shares will be voted in favour of each matter identified in the Management Information Circular dated August 2, 2005 (the “Circular”) of CHC Helicopter Corporation (the “Corporation”). The VIF confers discretionary authority to vote on such other business as may properly come before the Meeting or any adjournment thereof. The VIF should be read in conjunction with the Circular.

2.	As your vote is very important, we recommend that your VIF be received at least one business day prior to the deadline for deposit of proxies stated in the Circular. Greater time should be allowed if you wish a legal proxy to be delivered to you.

3.	If the voting instructions contained in Box A of the VIF are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

Please do not present this form at the Meeting. We urge you to read the above instructions, and complete, sign and return the VIF so that your Class B Multiple Voting Shares can be voted.

CHC HELICOPTER CORPORATION
REQUEST FOR VOTING INSTRUCTIONS

BOX A — Voting by Mail, Fax or Internet

The matters to be voted on at the Meeting are as follows. Unless you wish to attend (or appoint another person to attend) the Meeting and vote in person by completing Box B, please provide your voting instructions with a check mark (✓) in the appropriate box.

CONTROL NUMBER

__________________________

1.	To elect the directors of the Corporation:

VOTE FOR ☐ WITHHOLD VOTE ☐

2.	To re-appoint Ernst and Young, LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration:

VOTE FOR ☐ WITHHOLD VOTE ☐

SHAREHOLDER SIGN HERE: ______________________________________________

If body corporate, please insert below full legal name, name and position of person giving voting instructions, and address for service of the body corporate.

DATE SIGNED: _____________________________________________

BOX B — Attending and Voting at the Meeting

You may appoint a person (including yourself) to attend, vote and act on your behalf at the Meeting or any adjournment thereof. To exercise this right, please place a check mark (✓) in the box below and insert the name of the person in the space provided.

☐ APPOINTEE	__________________________________________
Please print appointee name

If you have completed the space above, we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the Meeting and to vote. If you wish your appointee to attend the Meeting, do not otherwise complete this form regarding your voting instructions.

For assistance, please contact our transfer agent, CIBC Mellon Trust Company, who can be contacted as follows:
Telephone:	1-800-387-0825 (toll free in Canada and the United States)
Facsimile:	1-866-781-3111 (toll free in Canada and the United States)
THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR. THE FORM MUST BE RECEIVED NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE MEETING OR ANY ADJOURNMENT THEREOF, HOWEVER GREATER TIME SHOULD BE ALLOWED IF YOU WISH A LEGAL PROXY TO BE DELIVERED BY COMPLETING BOX B ABOVE.

CHC HELICOPTER CORPORATION PROXY Ordinary Shares Annual Meeting of Shareholders September 22, 2005
          The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Jo Mark Zurel, Senior Vice-President & Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them,                                                    as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 22, 2005 at the Fairmont Waterfront, 900 Canada Place Way, Vancouver British Columbia at 3:00 p.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:
1.	The election of directors of the Corporation:

For ☐ Withhold from Voting ☐

2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

For ☐ Withhold from Voting ☐

3.	At the nominee’s discretion:
a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this                           day of                          , 2005.

Name of Shareholder	Signature of Shareholder
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Tuesday, September 20, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION ORDINARY SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:

The shares represented by this proxy or voting information form:	are ☐	owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                           day of                          , 2005.

Name of Shareholder	Signature of Shareholder